Exhibit 99.2

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Financial Statements as of March 31, 2025, and for three-month period ended March 31, 2025

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Financial Statements for March 31, 2025

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323
Condensed Interim Statements of Financial Position
As of March 31, 2025 and December 31, 2024
(Mexican pesos)

	Notes	March 31,	December 31,
		2025	2024
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$5,938,107	$342,789,431
Other receivable		1,890,486	-
Related parties		489,681,476	267,364,622

Total current assets		497,510,069	610,154,053

Due from related parties	4	5,590,473,209	5,609,353,522
Total non-current assets		5,590,473,209	5,609,353,522

Total assets		$6,087,983,278	$6,219,507,575

Liabilities and Net Assets
Current Liabilities:
Current instalments of long-term debt	5	$81,824,037	$205,425,938
Due to related parties	4	8,445,440	7,519,302
Taxes payable, mainly VAT		90,799,625	38,455,089
Contributions for future net assets		365,038	365,038
Total current liabilities		181,434,140	251,765,367

Non-current Liabilities:
Long-term debt, excluding current instalments	5	5,919,664,236	5,954,627,285
Total non-current liabilities		5,919,664,236	5,954,627,285

Total liabilities		6,101,098,376	6,206,392,652

Net Assets
Net parent investment		10,000	10,000
Retained earnings		(13,125,098)	13,104,923
Total Net Assets		(13,115,098)	13,114,923

Total Liabilities and Net Assets		$6,087,983,278	$6,219,507,575

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323
Condensed Interim Statement of Profit or Loss and Other Comprehensive Income
For the three-month period ended March 31, 2025
(Mexican pesos)

	Notes	For the three- month period ended March 31, 2025

Operating expenses:
Bank fees		$20,178
Other expenses		4,256

Exchange rate expense, net		(6,636,922)
Interest income	4	202,250,362
Interest expense	5	(221,819,027)

Net loss for the period		$(26,230,021)

Total comprehensive loss for the period		$(26,230,021)

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Statement of Changes in Net Assets
For the three-month period ended March 31, 2025

	Note	Net parent investment	Retained earnings (accumulated deficit)	Total

Balance as for January 1, 2025		$10,000	13,104,923	$13,114,923

Comprehensive loss for the period		-	(26,230,021)	(26,230,021)

Balance as of March 31, 2025		$10,000	$(13,125,098)	$(13,115,098)

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Statements of Cash Flows
For the three-month period ended March 31, 2025
(Mexican pesos)

March 31, 2025
Cash flows from operating activities:
Net loss for the period	$(26,230,021)
Adjustments for:
Amortization of costs to obtain loans	317
Interest expense	221,819,027
Interest income	(202,250,362)
(6,661,039)
Changes in:
Increase in other receivables	(1,890,486)
Increase in taxes payable	52,344,536
Increase in related parties	(2,783,433)
Net cash flows from operating activities	41,009,578

Cash flows used in investing activities:
Interest received	2,523,392
Net cash flows used in investing activities	2,523,392

Cash flows from financing activities:
Interest paid	(380,384,294)
Net cash flows from financing activities	(380,384,294)

Net decrease in cash and cash equivalents and restricted cash	(336,851,324)

Cash and cash equivalents and restricted cash at the beginning of the period	342,789,431

Cash and cash equivalents and restricted cash at the end of the period	$5,938,107

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Notes to the Condensed Interim Financial Statements
As of March 31, 2025 and December 31, 2024
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On June 26, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “Trust”) is a trust incorporated on April 16, 2024 (incorporation date) by Murano Group (“The Group”) a business  involved in developing and managing luxury hotels in urban and beach resort destinations, in order to pursue financing opportunities related to a hotel property in Cancun. The Trust has an address at Bucareli 42 No. 202C, Centro, Cuauhtémoc, 06040, Mexico City.

b.	Significant transactions

i.
On September 12, 2024 the Trust closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see Note 7. (13)). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan held by its related party, Fideicomiso Murano 2000 /CIB 3001 and the VAT credit held at that date.

ii.	On October 8, 2024, the Trust invest the amount $16,498,790 in shares held by the U.S. treasury department with maturity date on March 6, 2025.

iii.
On March 12, 2025 the Trust paid the first coupon of interest in the amount of U.S.$16,500,000 and capitalized the 2% PIK interest in the amount of U.S.$3,000,000  to the principal amount of the secured senior notes that from that date has a balance of $303,000,000.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Trust, the Technical Committee of the Trust has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Technical Committee.

a.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the financial statements as of December 31, 2024 the period then ended. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Trust’s financial position and performance since the last annual financial statements.

b.	Going concern basis

These condensed interim financial statements have been prepared assuming the Trust will continue to operate as a going concern. However, management has identified material uncertainties that may cast substantial doubt on the ability of the Trust to continue as a going concern. As a result, the Trust may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Trust has incurred significant debt primarily to fund operating expenses and finance the construction projects. As of December 31, 2024, total current liabilities exceed the amount of total current assets, and management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these condensed interim financial statements may be insufficient.

Certain covenant tests will arise, under the terms of the loan of the Trust, during the following twelve months after the interim financial statements are authorized to be issued, which Management does not expect will be met.  In order to address and mitigate the risks of such future possible covenant breaches, the Trust has hired professional specialist advisors who are experienced in debt restructuring, to advise the Trust on a plan to execute a debt restructuring.  The plan is that the debt restructuring will address and resolve the risks of such future possible covenant breaches through negotiating different terms with the various lenders.  Whilst the terms of such a debt restructuring have not yet been agreed with the Trust’s lender, Management believes that, based on the advice and experience of the professional advisors, such a restructuring plan like to be successful and will mitigate the risk over the Trust’s ability to continue as a going concern. The Trust has also considered alternative strategies with respect to the hotel operations in Cancun (including changes to the hotel management agreement and operational partners), which could generate additional cash flows compared to the current commercial arrangements.

As a result of these conditions, substantial doubt exists about the ability of the Trust to continue as a going concern following twelve months after the condensed interim financial statements are authorized to be issued.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, to comply with all covenants as required by the loan agreements or to execute a debt restructuring plan which would result in favorable modifications or removal of certain covenants, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotels that are already in operation, and future financing options available to the Trust such as new or restructured loan agreements and the possible financial support of the major shareholder of the Trust. However, the Trust may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Trust will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These condensed interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Trust as of March 31, 2025, and for the period then ended, were not appropriate.

c.	Use of judgments and estimates

In preparing these condensed interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Trust’s accounting policies and the key sources of estimation uncertainty are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Measurement of fair values:

A number of the Trust’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Trust has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Trust uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Trust recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These condensed interim financial statements follow the same accounting policies and methods of computation as the last annual financial statements.

e.	New accounting standards or amendments for 2025 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2025 and have been adopted by the Trust. Their adoption has not had any material impact on the disclosure or the amounts reported in these interim financial statements. The Trust has not early adopted any forthcoming new or amended accounting standards in preparing these condensed interim financial statements.  The Trust does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of March 31, 2025 and December 31, 2024 cash and cash equivalents and restricted cash is as follows:
	As of
	March 31, 2025	December 31, 2024

Bank deposits (1)	$5,938,107	$342,789,431

Total cash and cash equivalents and restricted cash	$5,938,107	$342,789,431

(1)
On March 12, 2025 the Trust paid the first coupon of interest in the amount of U.S.$16,500,000 and capitalized the 2% PIK interest in the amount of U.S.$3,000,000  to the principal amount of the senior notes that from that date has a balance of $303,000,000. As of the date of the issuance of these interim condensed financial statements, the debt service reserve fund has not be fully funded. See note 2c “Going concern”.

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of March 31, 2025 and December 31, 2024 are as follows:

	As of
	March 31, 2025	December 31, 2024
Receivable
Affiliate:
Murano World, S. A. de C. V. (1)	$316,763,007	$306,497,356
Fideicomiso Murano 2000/CIB3001 (2)	5,763,391,678	5,570,220,788
Total related parties’ receivable	6,080,154,685	5,876,718,144
Short term	$489,681,476	$267,364,622

Long term	$5,590,473,209	$5,609,353,522

	As of
	March 31, 2025	December 31, 2024
Payable:
Affiliate:
Murano PV, S. A. de C. V. (3)	$8,445,440	$7,519,302
Total related parties payable	8,445,440	7,519,302

Current portion	$8,445,440	$7,519,302

(1)	This balance is composed of the following agreements:

i.
On September 12, 2024, the Trust granted Murano World a long-term loan agreement with maturity of 7 years in the amount of $5,000,000. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest capitalizable during the first 3 years of the credit;

ii.
On September 12, 2024, the Trust granted to Murano World a long-term loan agreement with maturity of 7 years in the amount of U.S.$14,400,000. This loan accrues interest at an annual rate of 11% plus a 2% payment in kind (PIK) interest which is capitalized during the first 3 years of the credit;

(2)	This balance is composed of the following loan agreements:

i.
On September 12, 2024, the Trust granted to Fideicomiso Murano 2000 CIB/3001 a long-term loan agreement with maturity of 7 years in the amount of U.S.$248,161,222 and signed and amendment to the loan agreement on the same date to increase the amount of the loan up to U.S.$285,534,199. This loan accrues interest at an annual rate of a 11% plus a 2% of payment in kind (PIK) interest which is capitalized during the first 3 years of the credit. The balance in net of amortized cost;

(3)	Expense reimbursements.

5.	Long-term debt

	As of
	March 31, 2025	December 31, 2024

Current liabilities:
Interest	$81,824,037	$205,425,938
Total current liabilities	$81,824,037	$205,425,938

Non-current liabilities:
Secured senior notes	$5,919,664,236	$5,954,627,285
Total non-current liabilities	$5,919,664,236	$5,954,627,285

		Nominal		As of
	Currency	interest rate 2025	Maturity	March 31, 2025	December 31, 2024

Fideicomiso 4323 (issuer trust):
Senior Notes(1) and (2)	USD	11% plus 2% of PIK capitalized first three years	2031	$6,120,090,000	$6,153,090,000
Cost to obtain loans and commissions				(221,793,245)	(233,007,287)
Total Fideicomiso 4323				5,898,296,755	5,920,082,713

Accrued interest payable				103,191,518	239,970,510
Total debt				6,001,488,273	6,160,053,223

Current instalments				81,824,037	205,425,938

Long-term debt, excluding current instalments				$5,919,664,236	$5,954,627,285

(1)
On September 12, 2024 the group closed a 144A bond financing issuing secured senior notes for U.S.$300,000,000 with maturity as of September 12, 2031 and will pay semi-annual coupons at the interest rate of 11% plus a 2% PIK interest that will be capitalized over the first three years of the notes. The senior notes are guaranteed by a mortgage over the private units 1 and 2 of the Cancun Complex owned by the Group as well as the collection rights of the revenues generated by the GIC I phase of the Cancun Complex (1,016 rooms). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT credit both described in notes (1) and (2) above.

(2)
On March 12, 2025 the Trust paid the first coupon of interest in the amount of U.S.$16,500,000 and capitalized the 2% PIK interest in the amount of U.S.$3,000,000 to the principal amount of the secured senior notes that from that date has a balance of $303,000,000

The loan agreements referred to above include covenants and restrictions that require, among other things, to provide the lenders quarterly and annually with the companies’ internal financial statements and compliance with certain ratios. Non-compliance with such requirements constitutes an event of default under which the respective loan may become immediately due and payable.

As of the date of the issuance of these interim condensed financial statements, the debt service reserve fund has not be fully funded. See note 2c “Going concern”.

6.	Income tax

The Trust does not carry out business activities in accordance with the provisions of the rule 3.1.14 of the Miscellaneous Tax Resolutions in Mexico, as long as the Trust is in compliance with the requirements mentioned therein, it will not be obliged to present monthly income tax returns; However for VAT purposes the Trust needs mandatory to present monthly definitive VAT tax returns in accordance with the provisions of the article 74 of the VAT law.

The trustees or, where applicable, the settlors must pay taxes in the terms of the titles of the Income Tax Law that corresponds to them, with respect to all the taxable income and authorized deductions that they obtain through the Trust.

7.	Commitments and contingencies

1.
In accordance with  Mexican tax law, trusts carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.
The Trust, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Group are not comparable to those used with or between independent parties in comparable operations.

3.
The Trust has analyzed the risk of future covenant breaches in the following twelve months under the terms of the Senior Secured Notes.  As referred to in the Going Concern Note 2c, in order to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others.  The Trust  has hired specialist professional advisors who are experienced in debt restructuring, to advise the Trust on a plan to execute a possible  restructuring of the Senior Secured Notes.  Whilst the terms of such a restructuring of the Senior Secured Notes have not yet been agreed with the noteholders, Management believes that, based on the advice and experience of the professional advisors, such a restructuring plan like to be successful.

8.	Subsequent events

a.
On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025.  Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.

b.
The Trust is exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

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